

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Thomas Kim
Chief Executive Officer
Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, IL 60603

> **Re: Enfusion, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 18, 2021**
> **CIK No. 0001868912**

Dear Mr. Kim:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments refer to comments in our July 28, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 18, 2021

Summary Consolidated Financial and Other Data, page 14

1. Please revise to include summary consolidated statement of operations information for the June 30 interim periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics and Other Non-GAAP Financial Measures, page 71

2. We note your response to prior comment 12. Please revise your discussion of the non-GAAP measures to explain further the adjustment for management incentive award payments and why such amounts are excluded from your non-GAAP measures as provided in your response. Also, your response indicates that the Award Unit repurchases

were made upon entry into a Credit Agreement with Silicon Valley Bank and the issuance of Class D units, however, your revised disclosures in Note 10 indicate such repurchases were made in association with the Class C-2 unit issuance in fiscal 2019 and Class D unit issuance in fiscal 2020. Please explain this apparent inconsistency and revise your disclosures as necessary.

Note 10. Management Incentive Plans, page F-21

3.   We note your response to prior comment 18. Please explain in reasonable detail why you made the discretionary election to repurchase certain Award Units in conjunction with the issuance of Class C-2 and Class D Preferred Units and tell us which employees participated in such repurchases. Also, we note from your response to prior comment 12 that you repurchased additional Award Units in June 2021 as part of a negotiated separation agreement. Please revise your interim period notes to include a discussion of such repurchase, including the number of units, repurchase price and and related compensation expense.

Unaudited Condensed Consolidated Financial Statements of Enfusion Ltd. LLC
Notes to Condensed Consolidated Financial Statements, page F-28

4.   Please revise to disclose the date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

General

5.   We note you include adjusted revenue churn and adjusted EBITDA margin in the graphics. Please revise to also disclose revenue churn for a more balanced presentation of customer attrition. Also, disclose the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure of adjusted EBITDA margin. Refer to Question 102.10 of the non-GAAP C&DIs.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gregg L. Katz, Esq.